[redacted]

SEC
Mail Processing
Section

MAY 25 2012

Washington DC
400

SECUR 12011312 SSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response	12.00

SEC FILE NUMBER
8- 28228

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **04/01/11** (MM/DD/YY) AND ENDING **03/31/12** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **COMMERCE SECURITIES CORPORATION**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

710 North Post Oak Road, Suite 400
(No. and Street)

Houston	**Texas**	**77024**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
George Gilman **713-613-2914**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Briggs & Veselka Co.
(Name – *if individual, state last, first, middle name*)

Nine Greenway Plaza, Suite 1700		**Texas**	**77046**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, George Gilman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Commerce Securities Corporation, as of March 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

SAMANTHA J. JONES
Notary Public, State of Texas
My Commission Expires
June 07, 2014

Notary Public

Signature

President

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- (o) Independent Auditor's Report on Internal Control Required by SEC Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Commerce Securities Corporation

Consolidated Statement of Financial Condition

March 31, 2012

CONTENTS

Briggs & Veselka Co.
A PROFESSIONAL CORPORATION
Certified Public Accountants and Business Advisors

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Commerce Securities Corporation
Houston, Texas

We have audited the accompanying consolidated statement of financial condition of Commerce Securities Corporation (the "Company") as of March 31, 2012. The consolidated statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the financial position of Commerce Securities Corporation as of March 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

Briggs & Veselka Co.

Briggs & Veselka Co.
Houston, Texas

May 22, 2012

HOUSTON OFFICE 713.667.9147 Tel. ■ 713.667.1697 Fax
Nine Greenway Plaza, Suite 1700 ■ Houston, Texas 77046 ■ www.bvccpa.com
Member of the Center for Public Company Audit Firms of the American Institute of Certified Public Accountants

COMMERCE SECURITIES CORPORATION
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2012

ASSETS	
Cash and cash equivalents	$ 10,540
Investment in equity securities, at fair value	316,665
Furniture and equipment, net of accumulated depreciation of $12,000	713
Prepaid expense	785
Deferred federal income tax	2,613
Other assets	11,293
TOTAL ASSETS	$ 342,609
LIABILITIES AND STOCKHOLDERS' EQUITY	
Liabilities	
Accrued liabilities	$ 846
Total liabilities	846
Stockholders' equity	
Common stock; $1 par value; 1,000,000 shares authorized, 16,175 shares issued and 12,050 shares outstanding	16,175
Additional paid-in capital	110,441
Accumulated other comprehensive loss, net of tax benefit of $2,552	(14,335)
Retained earnings	322,045
	434,326
Less: treasury stock, 4,125 shares at cost	(92,563)
Total stockholders' equity	341,763
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 342,609

The accompanying notes are an integral part of this consolidated statement of financial condition.

NOTE 1 – NATURE OF ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Commerce Securities Corporation (the "Company") commenced operations in November 1982 and is a broker/dealer in securities pursuant to the rules and regulations of the National Association of Securities Dealers, Inc. and the Securities and Exchange Commission. The Company's primary business consists of consulting services, private placements and mergers, and acquisitions. During 2002, the Company formed a wholly-owned subsidiary, Commerce Capital Investments, Inc., whose purpose is to hold investments for Commerce Securities Corporation.

Principles of Consolidation – The consolidated financial statements include the accounts of Commerce Securities Corporation and its subsidiary. All significant intercompany transactions have been eliminated.

Cash and Cash Equivalents – Cash and cash equivalents include cash and highly liquid investments with original maturities of three months or less.

Investments – The Company's investment in marketable equity securities are classified as available-for-sale and are carried in the financial statements at fair value. Realized gains and losses are included in earnings; unrealized holding gains and losses are reported in other comprehensive income (loss).

Income Taxes – The Company accounts for income taxes under the assets and liabilities method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. When applicable, a valuation allowance is established to reduce any deferred tax asset when it is determined that it is more-likely-than-not that some portion of the deferred tax asset will not be realized.

Also, for income tax reporting, unrealized gains and losses on available-for-sale marketable securities are not included in taxable income. As a result, the basis of marketable securities for financial reporting differs from the tax basis by the cumulative amount of unrealized holding gains and losses. Deferred income taxes have been recorded for the difference, which will be taxable or deductible in future periods when the securities are sold.

Financial Accounting Standards Board (FASB) Accounting Standard Codification (ASC) 740, *Accounting for Income Taxes*, prescribes accounting for and disclosure of uncertainty in tax positions. This interpretation defines the criteria that must be met for the benefits of a tax position to be recognized in the consolidated financial statements and the measurement of tax benefits recognized. For the fiscal year ended March 31, 2012, the Company did not recognize any interest or penalty expense related to uncertain tax positions or income taxes. The Company does not expect the amounts of unrecognized tax benefits to significantly increase or decrease within the next 12 months.

State Margin Taxes – The Company is subject to the state of Texas margin tax, which applies to legal entities conducting business in Texas. The Company had no tax due for state margin taxes for the fiscal year ended March 31, 2012.

Furniture and Equipment – Furniture and equipment are stated at cost. The cost of furniture and equipment is depreciated over the estimated useful lives of the related assets. Depreciation is calculated on the straight-line method for financial reporting purposes and on the accelerated methods for income tax purposes.

Use of Estimates – The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value Measurements – The Company adheres to the provisions of ASC 820, *Fair Value Measurements and Disclosures*, which defines fair value, establishes a framework for measuring fair value in GAAP, and expands disclosures about fair value measurements. Adoption of the ASC 820 fair value provisions did not have a material impact on the Company's financial position or results of operations.

Under ASC 820, fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. ASC 820 describes a fair value hierarchy based on three levels of inputs, of which the first two are considered observable and the last unobservable, that may be used to measure fair value:

- **Level 1** – Quoted prices in active markets for identical assets or liabilities.
- **Level 2** – Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
- **Level 3** – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

At March 31, 2012, the Company has Level 1 marketable securities which are measured at fair value on a recurring basis (*see Note 2*). Unrealized gains and losses are included in other comprehensive income, net of the related tax effect.

Recent Accounting Pronouncements – Accounting Standards Not Yet Effective – The Company is in process of evaluating accounting standards that are not yet effective. Their adoption is not expected to have a material impact on the Company's financial position or statements of operations or cash flows.

NOTE 2 – INVESTMENT IN EQUITY SECURITIES

The cost and fair value of the Company's marketable securities classified as available-for-sale, which are valued using Level 1 inputs at March 31, 2012 are as follows:

	Cost	Unrealized Loss	Estimated Fair Value
Equity securities	$ 333,435	$ (16,770)	$ 316,665

NOTE 3 – INCOME TAXES

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the year that includes the enactment date.

The deferred taxes at March 31, 2012, consist of a deferred tax asset of $2,613 relating primarily to temporary differences arising from depreciation book to tax differences and unrealized gains and losses on investment securities.

The Company's effective tax rate differs from the statutory rate of 34% primarily due to the effect of graduated income tax rates.

NOTE 4 – LIABILITIES SUBORDINATED TO THE CLAIMS OF GENERAL CREDITORS

As of March 31, 2012, the Company had not entered into any subordinated loan agreements.

NOTE 5 – MINIMUM CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c-3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, and retained earnings may be restricted as to payment of dividends if this ratio exceeds 10 to 1. At March 31, 2012, the Company had computed regulatory net capital of $249,759 which exceeded its required net capital of $5,000 by $244,759. The Company's aggregate indebtedness to net capital ratio was less than one percent (.34%) at March 31, 2012.

NOTE 6 – CONCENTRATIONS

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash investments. The Company maintains its cash balances in financial institutions, which at times exceed the amount insured by the Federal Deposit Insurance Corporation. Management periodically assesses the financial condition of the financial institutions and believes that any possible credit risk is minimal. At March 31, 2012, the Company did not hold any operating cash in excess of federally insured amounts.

NOTE 7 – EXEMPTION PROVISIONS

The Company has claimed an exemption from Rule 15c3-3 under Section (k)(2)(i), in which it carries no margin accounts, promptly transmits all customer funds and delivers securities received, does not otherwise hold funds or securities for, or owe money or securities to, customers, and effectuates all financial transactions with customers through one or more bank accounts, each designated as "special account for the exclusive benefit of customers of Commerce Securities Corporation."

NOTE 8 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events through May 22, 2012, the date which the financial statements were available to be issued. No events were noted which would require disclosure in the footnotes to the consolidated financial statements.